SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                               (AMENDMENT NO. 6)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Interstate Bakeries Corporation
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   46072310
------------------------------------------------------------------------------
                                (CUSIP Number)

     J. M. Neville, Vice President, General Counsel, and Assistant Secretary,
                 Ralston Purina Company, Checkerboard Square,
                St. Louis, MO 63164  Telephone (314) 982-1266
     ----------------------------------------------------------------------
                                      --
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 29, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [    ].

Check  the  following  box  if  a  fee  is being paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Ralston  Purina  Company
     IRS  Identification  No.  43-0470580
-----------------------------------------

2.          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)  [x]  (See  Item  2  of  Schedule  13D)
-----------------------------------------
3.          SEC  USE  ONLY

-----------------------------------------
4.          SOURCE  OF  FUNDS

     OO
-----------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            [    ].

------------------------------------------
6.          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

            Missouri
-----------------------------------------
  Number  of                    7.          SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    15,923,077  (See  Item 5 of Schedule 13D)
  by  Each  Reporting  ------------------------------------------------------
  Person  With                  8.          SHARED  VOTING  POWER

                                             -0-
                       -----------------------------------------------------
                                 9.          SOLE  DISPOSITIVE  POWER

                              15,923,077  (See  Item  5  of  Schedule  13D)

-		      -----------------------------------------------------------

                                10.          SHARED  DISPOSITIVE  POWER

                                             -0-

                -----------------------------------------------------------

11.          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
             PERSON

             15,923,077  (See  Item  5  of  Schedule  13D)
------------------------------------------------------------------------

12.          CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	    SHARES                                                    [    ].
------------------------------------------------------------------------------
13.          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     43.53%
-----------------------------------------------------------------------------
14.          TYPE  OF  REPORTING  PERSON

     CO
------------------------------------------------------------------------------

1.          NAME  OF  REPORTING  PERSON
            S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

            VCS  Holding  Company
            IRS  Identification  No.  43-1379066
---------------------------------------------------------------------

2.          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

            (a)  [x]  (See  Item  2  of  Schedule  13D)
-----------------------------------------------------------------------
3.          SEC  USE  ONLY

------------------------------------------------------------------------
4.          SOURCE  OF  FUNDS

     OO
------------------------------------------------------------------------
5.          CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
            PURSUANT  TO  ITEMS  2(d)  or  2(e)                      [    ].

----------------------------------------------------------------------------
6.          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

            Delaware
----------------------------------------------------------------------------
  Number  of                    7.          SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    15,923,077  (See  Item 5 of Schedule 13D)
  by  Each  Reporting            ---------------------------------------------
  Person  With                    8.          SHARED  VOTING  POWER

                                              -0-
                                  -------------------------------------------
                                  9.          SOLE  DISPOSITIVE  POWER

                                 15,923,077  (See  Item  5  of  Schedule  13D)

                                  --------------------------------------------

                                 10.          SHARED  DISPOSITIVE  POWER

                                             -0-

                                    ------------------------------------------

11.          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
             PERSON

             15,923,077  (See  Item  5  of  Schedule  13D)
------------------------------------------------------------------------
12.          CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    [    ].
-----------------------------------------------------------------------------
13.          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

             43.53%
------------------------------------------------------------------------------
14.          TYPE  OF  REPORTING  PERSON

     CO
------------------------------------------------------------------------------

                          RALSTON PURINA COMPANY AND
                              VCS HOLDING COMPANY
                  Statement pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                        -------------------------------


Item  1.  Security  and  Issuer.
          ---------------------

Item  1  of  Schedule  13D  is  amended,  in  pertinent  part,  as  follows:

This Amendment No. 6 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; and Amendment No. 5 thereto, which was filed on November 7, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item  4.  Purpose  of  Transaction.
          -------------------------

     Ralston and VCS will dispose of a portion of their holdings of Common Stock of the Issuer if Ralston elects, upon maturity of the Exchangeable Notes described in Item 6, to exchange such notes for Common Stock of the Issuer. See Item 6.


Item  5.  Interest  in  Securities  of  the  Issuer.
          -----------------------------------------

Item  5  of  Schedule  13D  is  amended,  in  pertinent  part,  as  follows:

Ralston Purina Company ("Ralston") through its wholly-owned subsidiary VCS Holding Company ("VCS") owns 15,923,077 shares of Common Stock of the Issuer, representing 43.53% of the outstanding shares of such Common Stock as of July 29, 1997. Ralston, through its indirect and beneficial ownership, and VCS, through its direct ownership, of such Common Stock have sole power to vote or direct the vote and sole power to dispose or direct the disposition of such 15,923,077 shares.

Mr. Stiritz beneficially owns 595,050 shares of the outstanding Common Stock of the Issuer, representing 1.627% of the outstanding shares of Common Stock of the Issuer. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 442,250 of such shares and he shares with his wife, Susan Stiritz, the power to vote or direct the vote and to dispose or direct the disposition of 142,800 of such shares. Of the total shares beneficially owned, Mr. Stiritz owns 10,000 of such shares in connection with a non-qualified stock option under which he has no power to vote or direct the vote at this time.

As  of  May  9,  1997,  Mr.  Mulcahy  beneficially  owns  6,000  shares of the outstanding Common Stock of the Issuer. He shares with his children, Elizabeth Mulcahy and Michael P. Mulcahy, the power to vote or direct the vote and to dispose or direct the disposition of such shares.

     On July 29, 1997, pursuant to a Stock Repurchase Agreement dated April 29, 1997 by and among Ralston, VCS and Issuer ("Stock Repurchase Agreement"), Ralston and VCS sold to Issuer 1,000,000 shares of Issuer's Common Stock for $60.079375 per share plus $.135 per share for dividends declared but not yet paid as of July 29, 1997. Upon receipt of the purchase price in immediately available funds, Ralston instructed Issuer's transfer agent to deliver the 1,000,000 shares to Issuer in Kansas City, Missouri.

     On July 21, 1997, Mr. Stiritz made a gift of 100,000 shares of Common Stock of Issuer, for which he had sole power to vote or direct the vote and sole power to dispose or direct the disposition, to his wife, Susan Stiritz, with whom he shares power to vote or direct the vote and power to dispose or direct the disposition of such shares.

Item  6. Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
	to Securities of the  Issuer.
	-----------------------------

Item 6 of Schedule 13D is amended, in pertinent part, by adding the following:

     On April 29, 1997, Ralston and Issuer executed a letter agreement pursuant to which Issuer consented to Ralston's issuance of certain debt securities, in an underwritten public offering, which are exchangeable at maturity for Common Stock of Issuer or cash, at Ralston's election (the "Exchangeable Notes"). Issuer and Ralston also agreed that Issuer would repurchase 1,000,000 of its shares from Ralston in connection with the closing of the Exchangeable Notes transaction. The terms of such repurchase were set forth in the Stock Repurchase Agreement. In a letter agreement dated July 3, 1997, Issuer and Ralston also agreed to amend the Shareholder Agreement to extend certain periods described in such Agreement in recognition of the 2000 maturity date of the Exchangeable Notes. In a letter agreement dated July 22, 1997, Issuer and Ralston agreed to register an offering of an additional 20% of Exchangeable Notes, and Issuer agreed to waive its rights under Section 4.1 of the Shareholder Agreement to acquire shares of Issuer's Common Stock to the extent such shares are exchanged for such additional Exchangeable Notes at maturity. In three letter agreements dated July 23, 1997, directed to the underwriters of the public offering of the Exchangeable Notes, VCS Holding Company, Mr. Stiritz and Mr. Elsesser separately agreed not to, except in limited circumstances, sell, pledge or otherwise dispose of their beneficial ownership of shares of Issuer's Common Stock, options or other rights to purchase such stock for a period of 90 days after the date of the initial public offering of the Exchangeable Notes. The foregoing descriptions of the Letter Agreements and the share Repurchase Agreement are only summaries and are qualified in their entirety by reference to the full agreements which are set forth as exhibits to this Amendment No. 6 to the Schedule 13D.

Ralston's public offering of Exchangeable Notes is pursuant to Ralston's Registration Statement Nos. 333-27959 and 333-31955 and Issuer's Registration Statement Nos. 333-27961 and 333-31953.

Item  7.  Materials  to  be  Filed  as  Exhibits.
          --------------------------------------

Exhibit  A:  Letter Agreement dated April 29, 1997, by and between Ralston and
	Issuer.
Exhibit  B:    Stock  Repurchase  Agreement  dated April 29, 1997 by and among
		Ralston,  VCS  and  Issuer.
Exhibit  C:    Letter Agreement dated July 3, 1997, by and between Ralston and
	Issuer.
Exhibit  D:   Letter Agreement dated July 22, 1997, by and between Ralston and
	Issuer.
Exhibit E:  Letter Agreement dated July 23, 1997, by and between Credit Suisse
	First  Boston  Corporation,  Bear,  Stearns  & Company, Inc., Lehman Brothers,
	Inc.,  J.  P.  Morgan  Securities,  Inc.,  and  Salomon  Brothers,  Inc.  (the
	"Underwriters")  and  VCS  Holding  Company.
Exhibit  F:  Letter  Agreement  dated  July  23,  1997,  by  and  between  the
	Underwriters  and  W.  P.  Stiritz.
Exhibit  G:  Letter  Agreement  dated  July  23,  1997,  by  and  between  the
	Underwriters  and    J.  R.  Elsesser.


Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this statement is filed on behalf of each of Ralston and VCS.


Dated:    August  8,  1997

                              RALSTON  PURINA  COMPANY

			    /s/Nancy E. Hamilton
                              Name:    Nancy  E.  Hamilton
                              Title:      Vice  President,  Secretary
                              and  Senior  Counsel



			  VCS  HOLDING  COMPANY

			  /s/Timothy L. Grosch
                            Name:    Timothy  L.  Grosch
                            Title:          Secretary

                                                                    APPENDIX I


                            RALSTON PURINA COMPANY
                            ----------------------

     Set forth below with respect to each director and executive officer of Ralston Purina Company ("Ralston") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of August 8, 1997. It will be updated when amendments to this Schedule 13D are filed.



                              EXECUTIVE OFFICERS
                              ------------------

J.  W.  Brown:    (a)  see  above;  (b)  Vice  President of Ralston; and Chief
Executive Officer and President, Protein Technologies International, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston; (c) 14,550.

P. C. Mannix: (a) see above; (b) Vice President of Ralston; and President of the Specialty Business of Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

W. P. McGinnis: (a) see above; (b) Vice President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) Vice President of Ralston; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) See Item 5.

J.  M.  Neville:    (a)  see  above;  (b)  Vice President, General Counsel and
Assistant  Secretary  of  Ralston;  (c)  500.

W.  P.  Stiritz:    (a)  see above; (b) Chairman of the Board, Chief Executive
Officer  and  President  of  Ralston;  (c)  See  Item  5.

                                                          APPENDIX I continued


A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R.  D.  Winney:    (a)  see  above;  (b)  Treasurer  of  Ralston;  (c)  none.

N. E. Hamilton (a) see above; (b) Vice President, Secretary and Senior Counsel of Ralston; (c) none.


                                   DIRECTORS
                                   ---------


David R. Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
(b) Chairman, President and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs: (a) 730 Third Avenue, New York, New York 10017; (b) Chairman and Chief Executive Officer of TIAA-CREF; (c) 5,000.

Donald  Danforth,  Jr.:    (a) Suite 330, 700 Corporate Park Drive, St. Louis,
Missouri  63105;  (b)  President  of  Danforth  Agri-Resources;  (c)  none.

William H. Danforth: (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262, Clayton, Missouri 63105; (b) Chairman of the Board of Washington University;
(c)  none.

David  C.  Farrell:    (a)  611  Olive  Street, St. Louis, Missouri 63101; (b)
Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M.  Darrell  Ingram:    (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Retired
President  and  Chief  Executive  Officer  of Petrolite Corporation; (c) none.

Richard A. Liddy: (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman, President and Chief Executive Officer of General American Life Insurance Company; (c) none

John F. McDonnell: (a) P. O. Box 516, St. Louis, Missouri 63166; (b) Chairman of the Board of McDonnell Douglas Corporation; (c) none.

Katherine D. Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
(b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

W.  P.  Stiritz:    (a)  see above; (b) Chairman of the Board, Chief Executive
Officer  and  President  of  Ralston;  (c)  See  Item  5.

                                                          APPENDIX I continued


W. P. McGinnis: (a) see above; (b) Vice President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) Vice President of Ralston; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) See Item 5.


                              VCS HOLDING COMPANY
                              -------------------

     Set forth below with respect to each director and executive officer of VCS Holding Company ("VCS") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of August 8, 1997. It will be updated when amendments to this Schedule 13D are filed.


                              EXECUTIVE OFFICERS
                              ------------------

J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 14,550.

P.  C.  Fulweiler,  Vice  President:    (a)  222  Delaware Avenue, 17th Floor,
Wilmington,  Delaware  19801;  (b)  Vice  President  and  Department  Manager,
Corporate  Financial  Services  of  PNC  Bank;  (c)  none.

J. P. Mulcahy, Vice President: (a) see above; (b) Vice President of Ralston Purina Company; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) See Item 5.

J. M. Neville, Vice President: (a) see above; (b) Vice President, General Counsel and Assistant Secretary of Ralston Purina Company; (c) 500.

T. L. Grosch, Secretary: (a) see above; (b) Deputy General Counsel, Ralston Purina Company; (c) none.

                                                          APPENDIX I continued


M. J. Costello, Vice President and Assistant Secretary: (a) see above; (b) International Counsel, Ralston Purina Company; (c) none.

R.  D.  Winney:    (a) see above; (b) Treasurer of Ralston Purina Company; (c)
none.


                                   DIRECTORS
                                   ---------

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 14,550.

P.  C.  Fulweiler:   (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware
19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

R.  D.  Winney:    (a) see above; (b) Treasurer of Ralston Purina Company; (c)
none.